Syneron Announces New Senior Marketing and Sales Appointments

YOKNEAM, ISRAEL -- 11/08/2005 -- Syneron Medical Ltd. (NASDAQ: ELOS) today announced the creation of a new position of VP sales at the corporate level and of VP Marketing and Sales for Latin America. Amit Meridor, who has 15 years' sales experience at fiber manufacturer, Nilit, has been appointed VP Sales for Syneron. The new VP Marketing and Sales for Latin America, Danny Ben Arie, joins Syneron with 20 years' experience in the medical aesthetic sector.

Introducing the two new marketing and sales appointments, Syneron CEO David Schlachet said, "Amit Meridor, in the new role of VP Sales, brings to Syneron broad experience in worldwide sales and the management of international subsidiaries which will contribute greatly to Syneron's new phase of growth and development. In his most recent position, Amit was the fiber division manager at Nilit, responsible for $160 million in global sales."

Commenting on the appointment of Danny Ben Arie to head marketing and sales for Latin America, David continued, "With Danny's extensive experience in the aesthetic sector and in Latin America, we believe Danny Ben Arie is uniquely qualified to head the marketing and sales effort in this important emerging market for Syneron."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos™ technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, elos, Comet and Pitanga are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:

Syneron Medical Ltd
Judith Kleinman
VP Investor Relations
+972 4909 6282
ir@syneron.com